

Jayvardhan Singh · 3rd

Supply Chain Professional

Oshkosh, Wisconsin, United States · 281 connections ·

Contact info

University of Wiscor
Oshkosh

University of Wiscor
Oshkosh

Featured


INTERNATIONAL ACADEMIC QUALIFICATIONS
WES®

International Academic Qualifications (WES-22031408).png


THIS IS TO ACKNOWLEDGE THAT
JAYVARDHAN SINGH
HAS SUCCESSFULLY COMPLETED ALL REQUIREMENTS AND
CRITERIA FOR SAID CERTIFICATION THROUGH EXAMINATION ADMINISTER
BY INTERNATIONAL INSTITUTE FOR PROCUREMENT AND MARKET RESEAR
THIS CERTIFICATION EARNED ON
28th JANUARY 2019 BEARING THE MEMBERSHIP ID INIIPMR98682
Certified Procurement Professional
TM
CERTIFIED

Certified Procurement Professional.png

CPP Certification

Activity

280 followers



Congratulations

Jayvardhan commented

Experience



Graduate Assistant
University of Wisconsin Oshkosh · Part-time
Sep 2020 – Present · 2 mos
Oshkosh, Wisconsin, United States

Co-Founder
GetJobzz · Part-time
Apr 2019 – Present · 1 yr 7 mos
United States



Bank of America
5 yrs 3 mos

Team Leader
Jul 2018 – Sep 2020 · 2 yrs 3 mos
Gurgaon, Haryana, India

Team Developer
Jul 2015 – Jun 2018 · 3 yrs
Gurgaon, India



Senior Procurement Specialist
SoftwareONE
Aug 2013 – Jun 2015 · 1 yr 11 mos
Gurgaon, India



Supply Chain Specialist
Alcoa
Mar 2012 – Jul 2013 · 1 yr 5 mos
New Delhi, India

Show 1 more experience ⌄

Education



University of Wisconsin Oshkosh
Master of Business Administration - MBA, Professional
2020 – 2022



University of Petroleum and Energy Studies
Master of Business Administration - MBA, Logistics and Supply Chain Management
2009 – 2011



University of Petroleum and Energy Studies
Bachelor of Business Administration - BBA, Oil & Gas Marketing
2006 – 2009

Licenses & certifications



Certified Procurement Professional
International Institute for Procurement and Market Research
Issued Jan 2019 · No Expiration Date
Credential ID INIIPMR98682



Verified International Academic Qualifications
World Education Services
Credential ID WES-22031408

See credential



